SUITE 2800 400 4TH AVENUE S.W. CALGARY ALBERTA CANADA T2P 0J4	403 269 4884 TEL 403 264 6306 FAX vermilionenergy.com

January 21, 2009

Mr. John Cannarella
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, D.C. 20549

Dear Mr. Cannarella:

Re:       Vermilion Energy Trust
Form 40-F for Fiscal Year Ended December 31, 2007
Filed March 27, 2008
Response Letter Dated November 21, 2008
Your File Number: 000-50832

This letter is in response to your comment letter dated January 7, 2009 regarding the Form 40-F for the year ended December 31, 2007, filed by Vermilion Energy Trust (“the Trust” or “Vermilion”).  For your convenience, we have reproduced in italics each of your comments below followed by our respective response.

1.
Why you believe the asset retirement obligations are deemed monetary liabilities as defined in paragraph 44 of SFAS 89 which specifies monetary liabilities are those that are determinable without reference to future prices of services.

Response:

We provide the following supplemental information to address the Staff’s comments associated with Vermilion’s asset retirement obligations:

In formulating its accounting policy, the Trust considered the definition of a monetary liability as set forth in APB 29 paragraph 3 which defines monetary assets and liabilities as “assets and liabilities whose amounts are fixed in terms of units of currency by contract or otherwise.”  We believe that this is consistent with the notion of a legal obligation that gives rise to an asset retirement obligation pursuant to SFAS 143 which states, in part that, “a legal obligation is an obligation that a party is required to settle as a result of an existing or enacted law, statute, ordinance, or written or oral contract or by legal construction under the doctrine of promissory estoppel.”

We acknowledge that the definition of a monetary item pursuant to APB 29 differs from that as set forth under SFAS 89.  Given the inconsistency in definitions and the lack of accounting literature associated specifically with the accounting for changes in foreign exchange rates on foreign currency denominated asset retirement obligations, the Trust looked to other sources to assist in formulating its accounting policy.  Ultimately, the Trust’s accounting policy in this area mirrors “View A” of the May 4, 2005 report from the Emerging Issues Task Force which indicates that “The changes in an ARO liability should be bifurcated between (a) changes in cash flow estimates resulting from revisions to the timing or the amount of the original estimate of undiscounted cash flows and (b) changes resulting from fluctuations in foreign exchange rates.”

We have obtained internal guidance from a Big-4 public accounting firm which was formulated based on initial discussions with the FASB staff.  This guidance states in part that, “asset retirement obligations should be considered monetary liabilities for purposes of remeasurement under Statement 52…Accordingly, pursuant to Statement 52, the exchange gain or loss on remeasurement of the asset retirement obligation should be recognized currently in earnings, unless that obligation is expected to be settled in the functional currency.”

We understand that the FASB intends to issue guidance on this topic and we will continue to monitor developments in this area.

2.	If there is a legal obligation to settle the asset retirement obligations in a specific currency or if you assume such obligations are denominated in a specific currency.

Response:

We provide the following supplemental information in relation to the Staff’s comments associated with the settlement currency of the Trust’s asset retirement obligations:

Vermilion does not have a legal obligation to settle its foreign operating subsidiaries’ asset retirement obligations in specific currencies.  Rather, based on current and past experience with vendors operating in Vermilion’s jurisdictions, the Trust has determined that the costs for services related to asset retirements will be settled in Euros and U.S. Dollars depending on the jurisdiction.

3.	If you actively settle such obligations or if settlement occurs at the end of a project’s life.

Response:

We provide the following supplemental information to aid in the Staff’s understanding of the settlement timing of the Trust’s asset retirement obligations:

Vermilion continues to settle small obligations relative to the total asset retirement obligation on a regular basis.  However, as noted in Note 6 of the Trust’s 2007 Annual Report most payments are expected to be made within the timeframe of fifteen to thirty-seven years which corresponds to the end of the various project’s lives.

We trust the responses above adequately address the Staff’s questions and concerns set forth in its comment letter dated January 7, 2009.

Please contact me at (403) 698-8838 if you have any questions regarding our responses and related matters.

Yours truly,

VERMILION ENERGY TRUST

(Signed “Curtis W. Hicks”)

Curtis W. Hicks
Executive Vice President and Chief Financial Officer